Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175761

PROSPECTUS SUPPLEMENT NO. 4 TO PROSPECTUS DATED AUGUST 2, 2011
THE DATE OF THIS SUPPLEMENT IS NOVEMBER 23, 2011
________________________________________________________________________

CROSS BORDER RESOURCES, INC.
7,209,375 Shares of Common Stock

This Prospectus Supplement No. 4 supplements the information previously provided in the prospectus dated August 2, 2011(including any supplements thereto, the “Prospectus”) relating to the resale by selling stockholders identified therein of up to an aggregate of 7,209,375 shares of common stock of Cross Border Resources, Inc.

This Prospectus Supplement is filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2011.

This Prospectus Supplement is not complete without the Prospectus and should be read in conjunction with the Prospectus which is required to be delivered with this Prospectus Supplement.  The attached information modifies and supersedes, in part, the information in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” beginning on page 2 of the Prospectus before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 22, 2011
Date of Report (Date of earliest event reported)

CROSS BORDER RESOURCES, INC.
(Exact name of registrant as specified in its charter)

NEVADA	000-52738	98-0555508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22610 US Highway 281 N., Suite 218 San Antonio, TX	78258
(Address of principal executive offices)	(Zip Code)

(210) 226-6700
Registrant's telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 22, 2011, Cross Border Resources, Inc. (“Cross Border”) entered into a letter of intent (the “LOI”) with American Standard Energy Corp. (“American Standard”) which memorialized American Standard’s intent to acquire Cross Border (the “Proposed Business Combination”) and granted to American Standard the exclusive right to enter into such a transaction with Cross Border between November 22, 2011 and January 31, 2012 (the “Term”).

Pursuant to the Proposed Business Combination, Cross Border would merge with and into a wholly owned subsidiary of the Company, with such subsidiary continuing as the surviving entity.  American Standard has the right to alter the structure of the Proposed Business Combination during the Term.  The consideration payable to stockholders of Cross Border will be a number of shares of American Standard’s common stock determined within 30 days of the date of the LOI based on an agreed price for Cross Border and the relative net asset value of American Standard.

The Proposed Business Combination is subject to the execution and delivery by American Standard and Cross Border of a mutually satisfactory, definitive merger agreement containing customary representations, warranties, covenants, indemnities and closing conditions.  The anticipated closing date would be on or before March 31, 2012.

Cross Border and American Standard agreed to use their best efforts to complete their respective due diligence investigations by December 31, 2011.  During the Term, American Standard has the exclusive right to enter into the Proposed Business Combination.  Cross Border agreed that none of it, its officers, directors, employees, any investment banker, financial adviser, attorney, accountant or other representative of Cross Border would submit, solicit, initial, encourage or discuss with third parties (or facilitate or furnish information with respect to) any proposal or offer from any person relating to a transaction alternative to the Proposed Business Combination.

If Cross Border breaches its exclusivity obligations during the Term and closes an alternative transaction with a third party within 12 months of the end of the Term, Cross Border will be obliged to reimburse American Standard for all of American Standard’s due diligence and financing-related costs, together with all expenses and out-of-pocket costs, incurred in connection with the preparation, review, negotiation, execution and delivery of the LOI and the definitive merger agreement, if any, and any other documents related thereto, in an amount up to $200,000.

The LOI may be terminated by mutual consent; by either party upon completion of its due diligence investigation; by American Standard if, on or prior to December 31, 2011, Cross Border has not obtained the approval of its board of directors for the Proposed Business Combination and confirmed that it is satisfied with its due diligence investigation of American Standard; or by either party if they have not executed a definitive merger agreement on or prior to January 31, 2012.

The foregoing summary of the terms of the LOI is qualified in its entirety by reference to the full text of the LOI, a copy of which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The execution of the LOI described above was announced today: please see the press release (released pursuant to Rule 425 under the Securities Act of 1933) attached as Exhibit 99.1 hereto.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS.

(d)           Exhibits

Exhibit Number	Description of Exhibit
10.1	Letter of Intent dated November 22, 2011, by and between American Standard Energy Corp. and Cross Border Resources, Inc.
99.1	Press release, dated November 23, 2011, released pursuant to Rule 425 under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2011	CROSS BORDER RESOURCES, INC.

	By:	/s/Everett Willard Gray II
Everett Willard Gray II
Chief Executive Officer and Chairman of the Board